                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                                 InfoSpace, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45678T 102
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                                 (Cusip Number)

                               Russell C. Horowitz
                                  Go2Net, Inc.
                                     Pier 70
                                2801 Alaskan Way
                                Seattle, WA 98121
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 26, 2000
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing the schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  45678T  102                        Page 2 of 9
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1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above persons (entities only).

         Go2Net, Inc.
-------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) / /

          Not Applicable
-------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)
         00
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) / /
         Not Applicable
-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         State of Delaware
-------------------------------------------------------------------------------
Number of                             7.       Sole Voting Power
                                               0
                                      -----------------------------------------
Shares Beneficially
                                      8.       Shared Voting Power
                                               55,529,597 (1)
                                      -----------------------------------------
Owned by Each
                                      9.       Sole Dispositive Power
                                               0
                                      -----------------------------------------
Reporting Person With                 10.      Shared Dispositive Power
                                               0
-------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         55,529,597 (1)
-------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) / /
-------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         24.1%
-------------------------------------------------------------------------------

14.      Type of reporting Person (See Instructions)
         CO
-------------------------------------------------------------------------------


(1) 55,529,597 shares of common stock of InfoSpace, Inc. are subject to voting agreements entered into by Go2Net, Inc. and certain stockholders of InfoSpace (discussed in Items 3 and 4


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CUSIP No.  45678T  102                        Page 3 of 9
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below). Go2Net expressly disclaims beneficial ownership of any of the shares of
InfoSpace common stock covered by the voting agreements.

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.0001 par value per share (the "InfoSpace Common Stock"), of InfoSpace, Inc., a Delaware corporation ("InfoSpace"). The principal executive offices of InfoSpace are located at 601 108th Avenue NE, Suite 1200, Bellevue, WA 98004.

ITEM 2.  IDENTITY AND BACKGROUND

The name of the corporation filing this statement is Go2Net, Inc., a Delaware corporation ("Go2Net"). Go2Net offers through the World Wide Web a network of branded properties and aggregated content in the categories of search and directory, small business and electronic commerce services, personal finance and multi-player games. The executive offices of Go2Net are located at Pier 70, 2801 Alaskan Way, Suite 200, Seattle, WA 98121.

Set forth on Schedule I is the name of each of the directors and executive officers of Go2Net and their principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Go2Net's knowledge.

Neither Go2Net, nor to Go2Net's knowledge, any person named on Schedule I hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of this
Schedule 13D. To Go2Net's knowledge each of the individuals identified on
Schedule I is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Agreement and Plan of Reorganization (the "Merger Agreement") dated July 26, 2000 by and among Go2Net, InfoSpace and Giants Acquisition Corp., a wholly owned subsidiary of InfoSpace ("Giants"), and subject to the conditions set forth therein (including approval by the stockholders of Go2Net and InfoSpace), Giants will be merged with and into Go2Net (the "Merger"), Go2Net will become a wholly owned subsidiary of InfoSpace and shares of Go2Net capital stock will be exchanged for shares of InfoSpace Common Stock, in accordance with the Merger Agreement. Once the Merger is consummated, Giants will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Giants will be merged into Go2Net with Go2Net remaining as the surviving corporation.

As an inducement for Go2Net to enter into the Merger Agreement and in consideration thereof, certain stockholders of InfoSpace (the "Parent Stockholders") entered into individual voting agreements with Go2Net (together the "Parent Voting Agreements") whereby each Parent Stockholder agreed, severally and not jointly, to vote all shares of InfoSpace Common Stock beneficially owned by him in favor of the issuance of shares of InfoSpace Common Stock pursuant to the Merger. Go2Net did not pay additional consideration to any Parent Stockholder in connection with the execution and delivery of the Parent Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Parent Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Parent Voting Agreements respectively, included as Exhibits to the


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CUSIP No.  45678T  102                        Page 4 of 9
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Form 8-K filed by Go2Net on July 31, 2000 and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

(a)  Not applicable.

(b) As described in Item 3 above, this Schedule 13D relates to the Merger of Giant, a wholly-owned subsidiary of InfoSpace, with and into Go2Net in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Giants will cease, and Go2Net will continue as the surviving corporation and as a wholly-owned subsidiary of InfoSpace. Each outstanding share of common stock, par value $.01 per share, of Go2Net (the "Go2Net Common Stock") will be exchanged into the right to 1.82 shares of InfoSpace Common Stock. InfoSpace will assume each outstanding option to purchase Go2Net Common stock under Go2Net's stock option plans.

Pursuant to the Parent Voting Agreements, the Parent Stockholders have agreed to vote their shares of InfoSpace Common Stock (plus any additional shares of InfoSpace Common Stock and all additional options, warrants and other rights to acquire shares of InfoSpace Common Stock) beneficially owned by the Parent Stockholders (the "Parent Shares") at every InfoSpace stockholders meeting and every written consent in lieu of such a meeting in favor of approval of the issuance of shares of InfoSpace Common Stock pursuant to the Merger. The Parent Stockholders have irrevocably appointed the directors of Go2Net as their lawful attorney and proxy for the limited purpose of voting each of the Parent Shares in favor of the issuance of shares of InfoSpace Common Stock pursuant to the Merger. The Parent Stockholders may vote the Parent Shares on all other matters. The Parent Voting Agreements terminate upon the earlier to occur of (i) the termination of the Merger Agreement pursuant to Article VII thereof or (ii) the effective time of the Merger.

As an inducement for InfoSpace to enter into the Merger Agreement and in consideration thereof, certain stockholders of Go2Net (the "Company Stockholders") entered into individual voting agreements with InfoSpace (together the "Company Voting Agreements") whereby each Company Stockholder agreed, severally and not jointly, to vote all shares Go2Net Common Stock beneficially owned by him in favor of the Merger Agreement. InfoSpace did not pay additional consideration to any Company Stockholder in connection with the execution and delivery of the Company Voting Agreements.

Pursuant to the Company Voting Agreements, the Company Stockholders have agreed to vote their shares of Go2Net Common Stock (plus any additional shares of Go2Net Common Stock and Preferred Stock and all additional options, warrants and other rights to acquire shares of Go2Net Common Stock and Preferred Stock) beneficially owned by the Company Stockholders (the "Company Shares") at every Go2Net stockholders meeting and every written consent in lieu of such a meeting in favor of approval of the Merger Agreement. The Company Stockholders have irrevocably appointed the directors of InfoSpace as their lawful attorney and proxy for the limited purpose of voting each of the Company Shares in favor of the Merger Agreement. The Company Stockholders may vote the Company Shares on all other matters. The Company Voting Agreements terminate upon the earlier to occur of (i) the termination of the Merger Agreement pursuant to Article VII thereof or (ii) the effective time of the Merger.


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CUSIP No.  45678T  102                        Page 5 of 9
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The purpose of the transactions under the Parent Voting Agreements and Company
Voting Agreements is to enable Go2Net and InfoSpace to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) It is anticipated that upon the effective time of the Merger, the board of directors of InfoSpace will be eight (8) including Russell C. Horowitz, William Savoy and a designee of Messrs. Horowitz and Savoy acceptable to InfoSpace.

(e) Other than the issuance of shares of InfoSpace Common Stock pursuant to the Merger Agreement, not applicable.

(f) Not applicable.

(h)  Not applicable.

(i) Not applicable.

(j) Not applicable.

References to, and descriptions of, the Merger, the Merger Agreement, the Parent Voting Agreements and the Company Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Parent Voting Agreements and the Company Voting Agreements respectively, included as Exhibits to the Form 8-K filed by Go2Net on July 31, 2000 and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As a result of the Parent Voting Agreements, Go2Net may be deemed to be the beneficial owner of approximately 55,529,597 shares of InfoSpace Common Stock. Such InfoSpace Common Stock constitutes approximately 24.1% of the issued and outstanding shares of InfoSpace Common Stock based on the number of shares of InfoSpace Common Stock outstanding as of June 30, 2000 (as represented by InfoSpace in the Merger Agreement discussed in Items 3 and 4). Go2Net may be deemed to have the shared power to vote the shares with respect to those matters described above. However, Go2Net (i) is not entitled to any rights as a stockholder of InfoSpace as to the shares and (ii) disclaims any beneficial ownership of the shares of InfoSpace Common Stock which are covered by the Parent Voting Agreements.

To Go2Net's knowledge, no person listed on Schedule I has an ownership interest in InfoSpace.

Set forth on Schedule II is the name of each Parent Stockholder and such Parent Stockholder's principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Go2Net's knowledge.

(c) Go2Net, to its knowledge, has not effected any transactions in the class of securities reported on herein during the past sixty (60) days.

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CUSIP No.  45678T  102                        Page 6 of 9
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(d) To the knowledge of Go2Net, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of, the securities of InfoSpace reported on herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement and the exhibits thereto, including the Parent Voting Agreements, to the knowledge of Go2Net, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of InfoSpace, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

1. Agreement and Plan of Reorganization dated as of July 26, 2000 by and among Go2Net, Inc., InfoSpace, Inc. and Giants Acquisition Corp. (incorporated by reference to exhibits to the Report on Form 8-K filed by Go2Net, Inc. on July 31, 2000 File No. 001-12883).

2. Form of Parent Voting Agreement dated July 26, 2000 by and between Go2Net, Inc. and certain stockholders of InfoSpace, Inc. (incorporated by reference to exhibits to the Report on Form 8-K filed by Go2Net, Inc. on July 31, 2000 File No. 001-12883).

3. Form of Company Voting Agreement dated July 26, 2000 by and between InfoSpace, Inc. and certain stockholders of Go2Net, Inc. (incorporated by reference to exhibits to the Report on Form 8-K filed by Go2Net, Inc. on July 31, 2000 File No. 001-12883).


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CUSIP No.  45678T  102                        Page 7 of 9
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                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2000                         GO2NET, INC.



                                               By: /s/ Michael J. Riccio, Jr.
                                                   ----------------------------
                                                   Michael J. Riccio, Jr.
                                                   Chief Operating Officer


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CUSIP No.  45678T  102                        Page 8 of 9
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                                   Schedule I

               Executive Officers and Employee Directors of Go2Net

Name                                Principal Occupation or Employment
Russell C. Horowitz                 Chief Executive Officer and Chairman of the Board
John Keister                        President
Michael J. Riccio, Jr.              Chief Operating Officer
Richard Thompson                    Chief Financial Officer
Eric Zocher                         Chief Technology Officer

All individuals named in the above table are employed by Go2Net, Inc. The address of Go2Net's principal offices is 2801 Alaskan Way, Suite 200, Seattle, WA 98121.

                        Non-Employee Directors of Go2Net

------------------------------ --------------------------------- --------------------------------------------
NAME                           PRINCIPAL OCCUPATION OR           NAME AND ADDRESS OF PLACE OF PRINCIPAL
                               EMPLOYMENT                        EMPLOYMENT
------------------------------ --------------------------------- --------------------------------------------
William Savoy                  President of Vulcan Northwest     Vulcan Ventures Incorporated
                               Inc.                              110 110th Street
                                                                 Seattle, WA 98104
------------------------------ --------------------------------- --------------------------------------------
Diane Daggatt                  Investment analyst at Vulcan      Vulcan Ventures Incorporated
                               Northwest Inc.                    110 110th Street
                                                                 Seattle, WA 98104
------------------------------ --------------------------------- --------------------------------------------
Dennis Cline                   Chief Executive Officer of        Direct Web, Inc.
                               DirectWeb, Inc.                   40 Landing Ct.
                                                                 Moorstown, NJ 08057
------------------------------ --------------------------------- --------------------------------------------
William Fleckenstein           President of Fleckenstein         Fleckenstein Capital, Inc.
                               Capital, Inc.                     600 University Street, Suite 3011
                                                                 Seattle, WA 98101
------------------------------ --------------------------------- --------------------------------------------


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CUSIP No.  45678T  102                        Page 9 of 9
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                                   Schedule II


                                                     NUMBER OF SHARES OF INFOSPACE
PARENT VOTING AGREEMENT STOCKHOLDER                  COMMON STOCK BENEFICIALLY OWNED
Naveen Jain                                          49,790,614
Rufus Lumry                                           5,719,319
Arun Sarin                                                4,000


------------------------------------- ----------------------------------- -----------------------------------
PARENT VOTING AGREEMENT               PRINCIPAL OCCUPATION OR             NAME AND ADDRESS OF PLACE OF
STOCKHOLDER                           EMPLOYMENT                          PRINCIPAL EMPLOYMENT
------------------------------------- ----------------------------------- -----------------------------------
Naveen Jain                           Chairman of the Board of            InfoSpace, Inc.
                                      InfoSpace, Inc.                     601 108th Avenue NE, Suite 1200
                                                                          Bellevue, WA 98004
------------------------------------- ----------------------------------- -----------------------------------
Rufus Lumry                           President of Acorn Ventures, Inc.   Acorn Ventures, Inc.
                                                                          1309 114th Street, Ste. 200
                                                                          Bellevue, WA 98004
------------------------------------- ----------------------------------- -----------------------------------
Arun Sarin                            Chief Executive Officer of          InfoSpace, Inc.
                                      InfoSpace, Inc.                     601 108th Avenue NE, Suite 1200
                                                                          Bellevue, WA 98004
------------------------------------- ----------------------------------- -----------------------------------